UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C. 20549

                        SCHEDULE 13 G
                       (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                  PURSUANT TO RULE 13d-2(b)
                     Amendment No. __2__

                  PSYCHEMEDICS CORPORATION
                       Name of Issuer

                ____________COMMON__________
                Title of Class of Securities

               __________744375106___________
                        CUSIP Number

              ________January 1, 2000__________
    Date of Event Which Requires Filing of This Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [  ]   Rule 13d-1(b)

     [X]   Rule 13d-1(c)

     [  ]   Rule 13d-1(d)

CUSIP NO.   744375106              13G            Page 1  of
4



1.   NAMES OF REPORTING PERSON
      I.R.S.  IDENTIFICATION NO. OF ABOVE  PERSON  (ENTITIES
ONLY)

          Richard T. Christoph,
          Richard T. Christoph Living Trust,
          Richard T. Christoph IRA,
          Ann B. Christoph, IRA
           Richard  T.  Christoph, Trustee of the  Carla  C.
McMahan Trust, and
          Christoph Securities, Inc. (36-2715512)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  [a]
[   ]
                                                         [b]
[ X ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

           All  above  persons are U.S. Citizens except  for
Christoph   Securities,   Inc.,   which   is   an   Illinois
corporation.

NUMBER OF      5.   SOLE VOTING POWER
SHARES                   1,709,950
BENEFICIALLY   6.   SHARED VOTING POWER
OWNED BY                    -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING                1,709,950
PERSON         8.   SHARED DISPOSITIVE POWER
WITH                        -0-

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON

          1,709,950 as of December 31, 1999

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)  EXCLUDES
CERTAIN                                              SHARES*
[  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.97% of 21,439,976 shares outstanding as of December 31, 1999.

12.  TYPE OF REPORTING PERSON*

          Richard T. Christoph               IN
          Richard T. Christoph Living Trust       IN
          Richard T. Christoph IRA           IN
          Ann B. Christoph IRA               IN
          Richard T. Christoph, Trustee of Carla C.
               McMahan Trust            IN
          Christoph Securities, Inc.              CO
CUSIP NO.   744375106              13G            Page 2  of
4

Item 1(a)      Name of Issuer:

          Psychemedics Corporation

Item 1(b)      Address:

          1280 Massachusetts Ave.
          Cambridge, MA 02138

Item 2(a)      Name of Person Filing:

          Richard T. Christoph,
          Richard T. Christoph, Living Trust,
          Richard T. Christoph IRA,
          Ann B. Christoph IRA,
          Richard  T.  Christoph, Trustee of  the  Carla  C.
     McMahan Trust, and
          Christoph Securities, Inc.

Item 2(b)      Address:

          1156 Lynette Drive
          Lake Forest, Illinois 60045

Item 2(c)      Citizenship:

           All  above persons are U.S. Citizens, except  for
Christoph   Securities,   Inc.,   which   is   an   Illinois
corporation.

Item 2(d)      Title of Class of Securities:

          Common

Item 2(e)      CUSIP Number:

          744375106

Item 3.If  This  Statement is Filed Pursuant  to  Rule  13d-
       1(b),  or  13d-2(b) or (c), Check Whether the  Person
       Filing is a:

       (a) [  ]  Broker or dealer registered under Section
       15 of the Exchange Act.

       (b) [  ]  Bank as defined in Section 3(a) (6) of the
       Exchange Act.

           (c) [  ]   Insurance company as defined in
           Section 3 (a) (19) of the Exchange Act.

           (d) [  ]  Investment company registered under
           Section 8 of the Investment Company Act.

       (e) [ ] An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);

       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

       (g) [   ]  A parent holding company or control person
           in accordance with Rule 13d-1 (b) (1) (ii) (G);
CUSIP NO.   744375106              13G            Page 3 of
4

       (h) [    ]   A  savings  association  as  defined  in
           Section  3(b)  of  the Federal Deposit  Insurance
           Act;

       (i) [   ]   A  church plan that is excluded from  the
           definition   of   an  investment  company   under
           Section 3(c) (14) of the Investment Company Act;

       (j) [   ]   Group, in accordance with Rule 13d-1  (b)
           (1) (ii) (J).

       If this  statement  is filed pursuant to  Rule  13d-1
           (c), check this box.  [X]

Item 4.   Ownership.

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)Amount beneficially owned:


       ______1,709,950_____________________________________
       _______________

       (b)Percent of class:
          ______7.97% of 21,439,976 shares outstanding as of December 31, 1999._________

       (c)Number of shares as to which such person has:

       (i)Sole power to vote or to direct the vote
       _______1,709,950__________

       (ii) Shared power to vote or to direct the vote
       ________-0-_____________

       (iii)  Sole power to dispose or to direct the
disposition of  ___1,709,950____

       (iv) Shared power to dispose or to direct the disposition of _____-0-______


     The shares of stock owned by each person is as follows:

          Richard T. Christoph IRA           1,351,000
          Richard T. Christoph Trust            155,750
          Ann B. Christoph IRA                    14,600
          Richard T. Christoph, Trustee of the
               Carla C. McMahan Trust              51,500
                  Christoph         Securities,         Inc.
137,100

          The above persons own a total of 1,709,950 shares of stock of the issuer, representing 7.97% of the outstanding shares as of December 31, 1999.

Item 5         Ownership of Five Percent or Less of a Class:
N/A


Item 6 Ownership of More than Five Percent on Behalf of Another Person: N/A


Item   7           Identification  and   Classification   of
N/A
          the Subsidiary which Acquired the
          Security Being Reported on the
          Parent Holding Company:

CUSIP NO.   744375106              13G            Page 4  of
4


Item  8         Identification and Classification of Members
of the Group:       N/A


Item    9            Notice   of   Dissolution   of   Group:
N/A



Item 10        Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


          After  reasonable inquiry and to the  best  of  my
          knowledge   and   belief,  I  certify   that   the
          information set forth in this statement is true, complete and correct.

          Date:          February 8, 2000




          Signature:_/S/___Richard T. Christoph_________

          Name/Title:    Richard T. Christoph, individually,
as Trustee of
                    the Richard T. Christoph Living Trust,
                    on  behalf  of the Richard T.  Christoph
               IRA,
                    as Trustee   of  the  Carla  C.  McMahon
                         Trust,
                    and as     President    of     Christoph
                         Securities, Inc.


          Date:          February 8, 2000




          Signature:  /S/_____Ann B. Christoph___________

          Name/Title:    Ann B. Christoph, on behalf of the
                    Ann B. Christoph IRA

















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